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                                  Filed By: Encore Marketing International, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933

                                              Subject Company: LifeMinders, Inc.
                                                  Commission File No.: 000-28133


        THIS COMMUNICATION IS FILED PURSUANT TO RULES 165 AND 425 PROMULGATED UNDER THE SECURITIES ACT OF 1933, AS AMENDED. LIFEMINDERS, INC. STOCKHOLDERS ARE URGED TO READ THE VARIOUS FILINGS OF LIFMINDERS, INC. WITH THE SECURITIES AND EXCHANGE COMMISSION, INCLUDING THE REGISTRATION STATEMENT THAT IS REQUIRED TO BE FILED WITH RESPECT TO THE ACQUISITION PROPOSAL AND THE RELATED TRANSACTIONS DESCRIBED BELOW. SHARES OF THE CAPITAL STOCK OF ENCORE MARKETING INTERNATIONAL, INC. ARE CURRENTLY NOT REGISTERED UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, AND THEREFORE ENCORE MARKETING INTERNATIONAL, INC. DOES NOT FILE REPORTS OR OTHER INFORMATION WITH THE SECURITIES AND EXCHANGE COMMISSION. IF AND WHEN A REGISTRATION STATEMENT IS FILED IN CONNECTION WITH THE ACQUISITION PROPOSAL WITH THE SECURITIES AND EXCHANGE COMMISSION, INFORMATION ABOUT ENCORE MARKETING INTERNATIONAL, INC. WILL BE INCLUDED THEREIN.

        On October 15, 2001, Encore Marketing International, Inc. ("Encore") issued a press release with respect to its proposal to acquire LifeMinders, Inc. A copy of the press release dated October 15, 2001, is being filed as Exhibit A to this report, and is incorporated herein by reference.





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                                                                       EXHIBIT A


FOR IMMEDIATE RELEASE         Contact: Steve Klein
                                       Encore Marketing International, Inc.
                                       (301) 459-8020
                                       sklein@encoremarketing.com



              ENCORE MARKETING INTERNATIONAL REASSERTS ITS OFFER FOR LIFEMINDERS


LANHAM, Md., October 15, 2001 - Encore Marketing International today announced it stands behind its proposed bid for Lifeminders, Inc. (Nasdaq: LFMN).

"Our proposal offers a higher valuation and more cash to the shareholders," said Steve Klein, President of Encore Marketing International, Inc. "If the proposed merger between LifeMinders and Cross Media is not consummated, we would be willing to meet with the management and Board of Directors of LifeMinders."

Encore has made three proposals for the company, increasing the cash portion of its bid each time. In it's latest bid, delivered to the LifeMinders Board of Directors on September 28, 2001, Encore said it would pay $64 million for LifeMinders, of which $34.9 million was offered in cash. Cross Media will pay about $55 million, depending on its stock price, for LifeMinders, with up to $24 million in cash.

"Encore has indicated a willingness to promptly proceed to conclude a merger along the lines of our most recent offer," said Klein. "We are disappointed that the Board was unwilling to meet with us to discuss the merits of our offer, but we remain willing to meet with the Board before their shareholders vote on the Cross Media transaction on October 24th, or afterward should the transaction not go through."

ABOUT ENCORE MARKETING INTERNATIONAL

Encore is a designer and leading direct marketer of innovative affinity and membership programs. Encore's fee-based discount membership clubs are marketed to customers through direct mail, telephone, the Internet and direct response television. Encore is a primarily management-owned and operated company that was founded in 1978 and is headquartered in Lanham, Maryland. Encore has a customer service center in Blue Ridge Summit, Pennsylvania, as well as small regional offices in five cities across the United States.

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In the event Encore and LifeMinders enter into a definitive merger agreement,
Encore and LifeMinders will file with the SEC a registration statement at a date or dates subsequent hereto to register shares of the surviving corporation to be issued in the transaction proposed by Encore, and which shall contain a proxy statement-prospectus to be used by LifeMinders in connection with its solicitation of stockholder approval for the transaction proposed by Encore, as well as other relevant documents concerning the proposed transaction.

LifeMinders stockholders will be urged to read the registration statement and the proxy statement-prospectus regarding the proposed transaction if, and when, they become available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information.

If and when a registration statement becomes available, stockholders of LifeMinders will be able to obtain a free copy of the proxy statement-prospectus included in the registration statement, as well as other filings containing information about LifeMinders, at the SEC's Internet site (http://www.sec.gov). Shares of the capital stock of Encore are currently not registered under the Securities Exchange Act of 1934, as amended, and therefore Encore does not file reports or other information with the SEC. If and when a registration statement is filed with the SEC, information about Encore will be included therein. Copies of the proxy statement-prospectus and the SEC filings that will be incorporated by reference in the proxy statement-prospectus (if and when available) can also be obtained, without charge, by directing a request to: Encore, Steve Klein, Encore Marketing International, Inc., 4501 Forbes Boulevard, Lanham, Maryland 20706 (301-459-8020) or to LifeMinders, Allison Abraham, LifeMinders, Inc., 13530 Dulles Technology Drive, Suite 500, Herndon, Virginia 20171 (703-885-1315).

If LifeMinders and Encore enter into a definitive merger agreement, approval of LifeMinders' stockholders would be required for the transactions contemplated by such an agreement. LifeMinders, Encore and their respective officers and directors may be deemed to be participants in the solicitation of proxies from LifeMinders' stockholders with respect to the approval of the transactions contemplated by a merger agreement. Information regarding the officers and directors of both LifeMinders and Encore will be set forth in a proxy statement-prospectus that would be filed on a registration statement with the SEC in connection with the transactions contemplated by such a definitive merger agreement.


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